                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended April 30, 1998


                          ----------------------------



                                   OLICOM A/S
                (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                    Denmark
                    (Address of principal executive offices)


                          ----------------------------


   [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                      Form 20-F [x]         Form 40-F  [ ]

  [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of
                                     1934.

                            Yes  [ ]         No  [x]

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable
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                                  OLICOM A/S

                                   FORM 6-K

                    INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.          Exhibits.

Exhibit No.      Description
-----------      -----------
     1           Notice of Annual General Meeting of Shareholders to
                 be Held May 7, 1998





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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OLICOM A/S



Date: April 29, 1998                      By: /s/  Boje Rinhart
                                             ------------------------------
                                             Boje Rinhart,
                                             Chief Financial Officer





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                                 EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------
    1            Notice of Annual General Meeting of Shareholders to be Held May 7, 1998





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